SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
________________
RITE AID CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

RITE AID CORPORATION
(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
(TITLE OF CLASS OF SECURITIES)

767754104
(CUSIP NUMBER OF CLASS OF SECURITIES – UNDERLYING COMMON STOCK)
________________

MARC A. STRASSLER, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
RITE AID CORPORATION
30 HUNTER LANE
CAMP HILL, PENNSYLVANIA 17011
(717) 761-2633
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NANCY A. LIEBERMAN, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Attached is the Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders of Rite Aid Corporation (the “Company”) to be held on June 23, 2010 (the “Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve amendments to the Company’s existing equity plans to permit a one-time stock option exchange program (the “Option Exchange Program”). The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if stockholders approve the amendments to the Company’s existing equity plans to permit the Option Exchange Program.
The Option Exchange Program described in the Proxy Statement has not commenced and will not commence unless the requisite stockholder approval is obtained at the Company’s 2010 Annual Meeting of Stockholders. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program.  The Company's stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12.              Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Notice of Annual Meeting of Stockholders and Proxy Statement for the 2010 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 21, 2010)